UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2010.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.

702 Southwest Eighth Street

Bentonville, Arkansas 72716

Financial Statements

AND SUPPLEMENTAL SCHEDULE

Wal-Mart Profit Sharing and 401(k) Plan

As of January 31, 2010 and 2009, and for the year ended January 31, 2010

Wal-Mart Profit Sharing and 401(k) Plan

Financial Statements and

Supplemental Schedule

As of January 31, 2010 and 2009, and for the year ended January 31, 2010

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee

Wal-Mart Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Wal-Mart Profit Sharing and 401(k) Plan as of January 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended January 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended January 31, 2010, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

July 30, 2010

Rogers, Arkansas

Wal-Mart Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	January 31,
	2010	2009
Assets
Investments (at fair value)	$11,666,884	$8,753,518
Wrapper contracts (at fair value)	72	1,080
Receivables:
Company contributions	1,097,504	1,020,447
Due from broker	1,075	1,486
Other	—	160

Total receivables	1,098,579	1,022,093
Cash	15,280	6,828

Net assets available for benefits (at fair value)	12,780,815	9,783,519

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	93,979	234,206

Net assets available for benefits	$12,874,794	$10,017,725

Wal-Mart Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(In Thousands)

Year Ended January 31, 2010
Additions
Company contributions	$1,087,907
Associate contributions	624,925
Interest and dividend income	131,543
Net appreciation in fair value of Investments	1,960,280
Other, net	9,571

Total additions	3,814,226

Deductions
Benefit payments	(947,370)
Administrative expenses	(9,787)

Total deductions	(957,157)

Net increase	2,857,069
Net assets available for benefits at beginning of year	10,017,725

Net assets available for benefits at end of year	$12,874,794

See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements

January 31, 2010

1. Description of the Plan

The following description of the Wal-Mart Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2010. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997, as the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to United States participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Profit Sharing and 401(k) Plan. Effective December 1, 2008, the Wal-Mart.com USA, LLC 401(k) Plan was merged into the Plan and all assets of that plan were liquidated and transferred into the Plan.

Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Plan. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

1. Description of the Plan (continued)

The trustee function of the Plan is performed by Bank of America, N.A. (the “Trustee”). The Trustee receives and holds contributions made to the Plan in a trust and invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation. Merrill Lynch & Company became a wholly owned subsidiary of Bank of America Corporation on January 1, 2009. The Trustee is also affiliated with BlackRock Investment Management, LLC, manager of the Merrill Lynch Retirement Preservation Fund, which is an investment option offered under the Plan to participants.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 50 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions). Whether or not a participant contributes to the Plan, he or she will receive a portion of the Company’s Qualified Non-Elective contribution and Profit Sharing contribution if the participant completes at least 1,000 hours of service during the Plan year for which the contributions are made and is employed on the last day of that Plan year.

Wal-Mart’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines the Company’s contributions, if any. The Company’s contribution for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2010, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of the Company’s Qualified Non-Elective contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the “Code”).

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) the Company’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2010 and 2009, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to the remaining participants totaled approximately $13 million and $19 million, respectively.

Vesting

Participants are immediately vested in all elective contributions, catch-up contributions, Qualified Non-Elective contributions, rollover contributions, tax credit contributions and Profit Sharing Plan rollover contributions. A participant’s Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six. Profit Sharing contributions become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

1. Description of the Plan (continued)

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (“IRS”). Effective, February 1, 2009, in-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Participant investment options include a variety of common/collective trusts; a stable value fund, which consists of a money market fund, a common/collective trust and traditional and synthetic guaranteed investment contracts; myRetirement funds, which consist of mutual funds, common/collective trusts and a stable value fund; an International Equity Fund, which consists of mutual funds and common/collective trusts; and a Bond Fund, which consists of mutual funds and common/collective trusts. Participants may change their selections at any time.

Prior to February 1, 2009, a participant’s Profit Sharing contributions and Profit Sharing Plan rollover contributions were invested at the direction of the Retirement Plans Committee for participants with less than three years of service. Participants with at least three years of service were able to direct Merrill Lynch to invest such contributions in available investment options. Effective February 1, 2009, a participant may direct the Trustee to invest any portion of his/her Profit Sharing contributions and Profit Sharing Plan rollover contributions in available investment options including Wal-Mart common stock or any of the investment options for elective contributions described previously. Participant investments not directed by the associate are invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year-end. Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by the Trustee. Traditional and synthetic guaranteed investment contracts held by the Plan through a stable value fund are considered to be fully benefit-responsive and are recorded at fair value, then adjusted to contract value (Note 3). Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan related to the year ending January 31, 2010, were paid in March 2010.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplementary schedule. Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts

As described by the Financial Accounting Standards Board’s guidance on fair value measurements, investment contracts held by a defined-contribution plan are required to be reported at fair value. (See Note 6 for discussion of fair value measurements.) Contract value is the relevant measurement for the portion of the assets available for benefits of a

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

2. Summary of Accounting Policies (continued)

defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Recent Accounting Pronouncements

In January 2010, the FASB issued new accounting guidance that requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. The Plan is currently evaluating the impact of adopting this guidance.

3. Retirement Preservation Fund Investments

The Plan’s Retirement Preservation Fund (“RPF” or the “Fund”) is a stable value investment option for the Plan’s participants only. The RPF is invested in a money market fund, a common/collective trust (the “Retirement Preservation Trust”), traditional guaranteed investment contracts (“GICs”), and synthetic GICs. Average duration for all investment contracts was 2.4 years and 2.1 years at January 31, 2010 and 2009, respectively. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

Traditional GICs issued by an insurance company are valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used is provided by other similar maturity investment contracts at year-end. The fair values of the synthetic GIC wrapper contracts are calculated as the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. The underlying investments in the synthetic GICs are debt securities that are traded primarily in over-the-counter markets and are valued at the last available bid price in the over-the-counter market or on the basis of values obtained by a pricing service.

The RPF enters into book value investment contracts (“BVCs”), also known as synthetic

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

3. Retirement Preservation Fund Investments (continued)

investment contracts. BVCs are comprised of both investment and contractual components. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the RPF, referred to as Covered Assets. This investment component is “wrapped” by contracts (“Wrapper Agreements”) issued by third-party financial institutions (generally insurance companies or banks) (“Wrapper Providers”). These Wrapper Agreements generally provide for participant benefit withdrawals and investment transfers at the full contract value of the Wrapper Agreement (i.e., principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e., fair value of Covered Assets plus accrued interest). In this manner, Wrapper Agreements are designed to protect the Fund from investment losses as a result of movements in interest rates. However, the Wrapper Agreements generally do not protect the Fund from loss if an issuer of covered assets defaults on payments of principal or interest. A default by the issuer of a covered asset or Wrapper Provider on its obligation could result in a decrease in the value of the Fund’s assets. The Fund pays wrapper fees to the Wrapper Providers. Wrapper fees are negotiated separately with each issuer and are generally calculated based on a specified percentage of contract value.

In general, if the contract value of the Wrapper Agreement exceeds the market value of the Covered Assets (including accrued interest), the Wrapper Provider becomes obligated to pay that difference to the Fund in the event redemptions result in a total contract liquidation. In the event there are partial redemptions that would otherwise cause the Wrapper Agreement’s crediting rate to fall below 0%, the Wrapper Provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at not less than 0%. The circumstances under which payments are made and the timing of payments between the Fund and the Wrapper Provider may vary based on the terms of the Wrapper Agreement.

A synthetic GIC provides for a guaranteed principal plus any credited interest that has accrued over a specified period of time through benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value of the synthetic GICs is approximately $605 million and $520 million at January 31, 2010 and 2009, respectively. Included in the fair value of the synthetic GICs is approximately $0.1 million and $1.1 million at January 31, 2010 and 2009, respectively, attributable to wrapper contracts.

All investment contracts held in the portfolio at January 31, 2010 and 2009, are fully benefit-responsive. All contracts are effected directly between the RPF, with Merrill Lynch as the Trustee, and the wrapper or issuer of the benefit-responsive feature. The RPF, with Merrill Lynch as the Trustee, is prohibited from assigning or selling the contract to another party without the consent of the Wrapper Provider.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

3. Retirement Preservation Fund Investments (continued)

All benefit-responsive contracts held in the portfolio at January 31, 2010 and 2009, require that either the repayment of principal and interest credited to participants in the RPF is a financial obligation of the issuer of the investment contract or a wrapper contract provides assurance that the interest crediting rate will not be less than zero. No event has occurred such that realization of full contract value for a particular investment contract is no longer probable.

The RPF invests in the Retirement Preservation Trust, a stable value collective trust fund. All investment contracts held in the Retirement Preservation Trust have been individually evaluated for benefit-responsiveness and all are fully benefit-responsive. There are no restrictions on access to funds for the payment of benefits.

The RPF allows participants daily access to the funds. The terms of the investment contracts held in the portfolio at January 31, 2010 and 2009, permit all participant-initiated transactions with the RPF to occur at contract value with no conditions, limits or restrictions. Permitted participant-initiated transactions are those transactions allowed by the Plan, such as withdrawals for benefits or transfer to other funds within the Plan.

The interest crediting rate for each investment contract is determined as follows: the current dollar duration yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities. The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts. All investment contracts have a 0% minimum interest crediting rate. All investment contracts are reset at least quarterly.

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises. The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens. A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises. Finally, any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

3. Retirement Preservation Fund Investments (continued)

The average yield earned by the entire RPF (which may differ from the interest rate credited to participants in the RPF) was 3.43% and 9.05% during the years ended January 31, 2010 and 2009, respectively. This average yield was calculated by dividing the annualized earnings of all investments in the RPF (irrespective of the interest rate credited to participants in the RPF) by the fair value of all investments in the RPF.

The average yield earned by the entire RPF with an adjustment to reflect the actual interest rate credited to participants in the RPF was 1.83% and 3.11% at January 31, 2010 and 2009, respectively. This average yield was calculated by dividing the annualized earnings credited to participants in the RPF (irrespective of the actual earnings of the investments in the RPF) by the fair value of all investments in the RPF.

The type of events that could potentially limit the ability of the RPF to transact at contract value could include premature termination of the contracts by the Plan, location closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The likelihood of the occurrence of these events that would limit the Plan’s ability to transact at contract value with the participants in the Plan is not probable. The RPF also maintains a liquidity protocol such that benefit-responsive contracts are insulated in the portfolio access structure. As of January 31, 2010 and 2009, 64.9% and 64.6%, respectively, of portfolio assets insulate the benefit responsive contracts.

The issuer may terminate a benefit-responsive contract with the RPF upon occurrence of certain events including, but not limited to, a failure of the RPF to comply with contractual requirements; a material misrepresentation of the RPF; failure to remain a qualified plan under the Code; or a merger or termination of the Plan. If such an event occurs and remains uncured, the issuer may terminate at a settlement amount other than the contract value.

4. Investments

The Trustee holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

4. Investments (continued)

During the 2010 Plan year, the Plan’s investments (including investments purchased, sold and held during the year) appreciated in value as follows (In Thousands):

Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$443,982
Mutual Funds	695,152
Common/Collective Trusts	785,589
Other	35,557

Total	$1,960,280

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows (In Thousands):

	January 31,
	2010	2009
Wal-Mart Stores, Inc. Common Stock	$3,620,606	$3,432,678
BGI Russell 1000 Index Trust	1,854,604	—
Merrill Lynch Retirement Preservation Trust	982,365	891,064	*
Merrill Lynch Equity Index Trust	—	1,146,797	*
American Europacific R4	—	906,345	*
PIMCO Total Return Fund	—	694,915	*

*	Includes non-participant directed investments

The contract value for the Merrill Lynch Retirement Preservation Trust is $1,050,586 and $1,036,205 at January 31, 2010 and 2009, respectively.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

5. Non-Participant Directed Investments

Effective February 1, 2009, a participant may direct the Trustee to invest any portion of his/her Profit Sharing contributions and Profit Sharing Plan rollover contributions in available investment options. Therefore, for the Plan year ended January 31, 2010, there were no assets that were considered to be non-participant directed investments.

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is as follows (In Thousands):

	January 31,
	2010	2009
Assets:
Mutual Funds	$—	$348,667
Money Market Fund	—	6,869
Common/Collective Trust	—	332,176
Traditional and Synthetic GICs	—	39,471

Investments (at fair value)	—	727,183
Contributions receivable	—	468,949

Net assets available for benefit (at fair value)	—	1,196,132
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	15

Net assets available for benefits	$—	$1,196,147

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

5. Non-Participant Directed Investments (continued)

Year Ended January 31, 2010
Change in net assets:
Contributions	$—
Net appreciation in fair value of investments	—
Benefit payments	—
Administrative expenses	—
Net interfund transfers	(1,196,147)
Other, net	—

Net decrease	(1,196,147)
Net assets available for benefits at beginning of year	1,196,147

Net assets available for benefits at end of year	$—

6. Fair Value Measurements

On February 1, 2008, the Plan adopted the Financial Accounting Standards Board’s guidance on fair value measurements. The standard establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

6. Fair Value Measurements (continued)

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement. There were no Level 3 investments in the Plan for the Plan years ended January 31, 2010 or 2009.

The valuation of financial instruments carried at fair value on a recurring basis is as follows (In Thousands):

	Fair Value Measurements as of January 31, 2010
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$3,620,606	$—	$3,620,606
Mutual Funds
myRetirement Funds (a)	1,022,790	—	1,022,790
International Equity Fund (a)	124,192	—	124,192
Bond Fund (a)	120,076	—	120,076

Total Mutual Funds	1,267,058	—	1,267,058

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

6. Fair Value Measurement (continued)

	Fair Value Measurements as of January 31, 2010
	Level 1	Level 2	Total
Common/Collective Trusts
myRetirement Funds (d)	—	3,771,179	3,771,179
US Equity - Large Cap Funds (b)	—	458,681	458,681
US Equity - Small Cap Funds (b)	—	17,602	17,602
US Equity - SMID Cap Funds (b)	—	354,397	354,397
International Equity Fund (b)	—	288,313	288,313
Bond Fund (b)	—	119,597	119,597

Total Common/Collective Trusts	—	5,009,769	5,009,769

Stable Value Fund
Money Market (a)	340,176	—	340,176
Common/Collective Trust (e)	—	808,371	808,371
Guaranteed Investment Contracts (c)	—	620,976	620,976

Total Stable Value Fund	340,176	1,429,347	1,769,523

Total Investments at Fair Value	$5,227,840	$6,439,116	$11,666,956

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

6. Fair Value Measurements (continued)

	Fair Value Measurements as of January 31, 2009
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$3,432,678	$—	$3,432,678

Mutual Funds
US Equity - Small Cap Funds (a)	162,480	—	162,480
US Equity - Large Cap Funds (a)	79,150	—	79,150
International Equity Fund (a)	1,003,434	—	1,003,434
Bond Funds (a)	694,915	—	694,915
Fixed Income Funds (a)	348,391	—	348,391

Total Mutual Funds	2,288,370	—	2,288,370

Common/Collective Trusts
US Equity - Large Cap Funds (b)	—	162,464	162,464
US Equity - Small Cap Funds (b)	—	1,192,970	1,192,970
Multi-Asset Funds (b)	—	125,872	125,872

Total Common/Collective Trusts	—	1,481,306	1,481,306

Stable Value Fund
Money Market (a)	125,642	—	125,642
Common/Collective Trust (e)	—	891,064	891,064
Guaranteed Investment Contracts (c)	—	535,538	535,538

Total Stable Value Fund	125,642	1,426,602	1,552,244

Total Investments at Fair Value	$5,846,690	$2,907,908	$8,754,598

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

6. Fair Value Measurements (continued)

Certain 2009 amounts in the Fair Value hierarchy table above were reclassified to conform to the 2010 presentation.

(a)	Based on quoted price in active market.

(b)	Based on the Net Asset Value provided by the fund manager and is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

(c)	Based on the total fair value of the underlying investments plus the fair value of the wrapper contracts. Guaranteed investment contracts are invested in, primarily, debt securities. See Note 3 for information related to the Stable Value Fund.

(d)	The myRetirement Funds are diversified investment options that automatically change their asset allocation over time, shifting the amount of money that is invested in more aggressive investments, such as stocks, to more conservative investments, such as bonds and stable value instruments, as the particular fund nears its target date.

(e)	This customized Fund seeks to provide preservation of participants’ investments, liquidity and current income.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2010 (In Thousands):

	January 31,
	2010	2009
Net assets available for benefits per the financial statements	$12,874,794	$10,017,725
Less: Amounts allocated to withdrawn participants	(13,960)	(5,807)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(93,979)	(234,206)

Net assets available for benefits per the Form 5500	$12,766,855	$9,777,712

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

7. Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2010 (In Thousands):

Net increase per the financial statements	$2,857,069
Amounts allocated to withdrawn participants at January 31, 2010	(13,960)
Amounts allocated to withdrawn participants at January 31, 2009	5,807
Add: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2009	234,206
Less: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2010	(93,979)

Net increase per the Form 5500	$2,989,143

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date. Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

Wal-Mart Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

8. Tax Status

The Plan has received a determination letter from the IRS dated June 8, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

9. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., and shares of common/collective trusts and a stable value fund managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Bank of America, N.A. is the trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. is the record-keeper as defined by the Plan. BlackRock Investment Management, LLC is an affiliate of the Trustee; therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the Trustee and record-keeping services amounted to approximately $9.8 million for the year ended January 31, 2010.

Supplemental Schedule

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

	Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
	EMPLOYER COMMON STOCK
*	Wal-Mart Stores, Inc. Common Stock			$1,299,767	$3,620,606	$—	$—	$—

	TOTAL EMPLOYER COMMON STOCK			1,299,767	3,620,606	—	—	—

	MUTUAL FUNDS
	American Europacific Growth Fund R6			453,336	470,923	—	—	—
	PIMCO All Asset Institutional			373,280	390,951	—	—	—
	PIMCO Total Return Institutional Class			387,051	405,183	—	—	—

	TOTAL MUTUAL FUNDS			1,213,667	1,267,057	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
COMMON/COLLECTIVE TRUSTS
BGI Russell 1000 Index Trust			1,769,502	1,854,604	—	—	—
BGI Russell 2000 Index Trust			478,836	501,311	—	—	—
Davis NY Venture Trust			359,071	377,418	—	—	—
Westwood SMID Cap Value Equity Trust			157,278	167,004	—	—	—
Mondrian International Value Equity Trust			454,277	471,900	—	—	—
Barclays MSCI ACWI Ex- US Index Trust			448,931	466,347	—	—	—
Victory International Small Cap Equity Trust			149,214	155,002	—	—	—
Wellington Diversified Inflation Hedges Trust			115,479	120,946	—	—	—
Prudential Core Plus Bond			385,508	403,569	—	—	—
Barclays Treasury Inflation protected Securities Index Trust			168,165	175,887	—	—	—
The Boston Company (TBC) SMID Cap Growth Trust			235,077	242,468	—	—	—
Rainer Large Cap Growth Trust			79,240	73,313	—	—	—

TOTAL COMMON/COLLECTIVE TRUSTS			4,800,578	5,009,769	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

	Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
	STABLE VALUE FUND

	MONEY MARKET
*	Merrill Lynch Premier Fund			323,175	340,176	—	—	340,176

	COMMON COLLECTIVE TRUST
*	ML Retirement Preservation Trust			888,140	808,372	—	61,228	869,600

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
	AIG Financial Products:	A3/A-	3.18%	—	—	96	11,251	29,599
	BACM 2004-1 A4			736	499	—	—	—
	BACM 2005-5 A2			1,006	682	—	—	—
	CCMSC 2000-2 A2			877	594	—	—	—
	CD 2007-CD4 A2B			1,228	832	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
FHR 3200 AD			727	492	—	—	—
FHR 3201 WA			2,582	1,749	—	—	—
FHRR R013 AB			2,038	1,380	—	—	—
FNR 2005-118 PN			1,298	879	—	—	—
FNW 2004-W6 1A4			3,162	2,142	—	—	—
GN 707295			223	151	—	—	—
GNR 2005-9 AB			7,568	5,126	—	—	—
LBUBS 2001-WM A2			1,268	859	—	—	—
LBUBS 2005-C7 A2			1,212	821	—	—	—
MLMT 2003-KEY1 A3			1,223	828	—	—	—
MSDWC 2002-HQ A3			1,151	780	—	—	—
MSDWC 2003-TOP9 A1			647	438	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Bank of America N.A.:	Aa3/A+		—	—	338	14,560	72,721
BACM 2004-6 A3			19,626	17,060	—	—	—
FHR 2825 QM			15,281	13,284	—	—	—
FHRR R006 AK			10,102	8,781	—	—	—
GN 04377			18,667	16,226	—	—	—
WFMBS 2003-H A1			2,844	2,472	—	—	—
IXIS Financial Products, Inc.:	Aaa/A+	4.46%	—	—	—	(1,672)	38,169
BACM 2006-2 A3			20,125	23,025	—	—	—
FNR 2003-55 CG			8,757	10,019	—	—	—
G2 4509			321	367	—	—	—
GN 620306			205	234	—	—	—
GN 620309			599	686	—	—	—
GN 621113			473	542	—	—	—
GN 646758			807	922	—	—	—
GN 651804			236	270	—	—	—
GN 658187			59	67	—	—	—
GN 675055			2,464	2,819	—	—	—
GN 704503			180	206	—	—	—
GN 705979			598	684	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
JPMorgan Chase Bank:	Aa1/AA-	6.91%	—	—	151	844	56,754
BAFC 2006-4 A11			5,421	5,491	—	—	—
BOAMS 2005-L 2A3			2,006	2,032	—	—	—
CGCMT 2007-C6 A3B			15,498	15,698	—	—	—
FHLB SB-2016 1			3,282	3,325	—	—	—
FNR 2004-92 QY			4,408	4,466	—	—	—
FNR 2008-81 KA			11,094	11,238	—	—	—
GN 782771			8,350	8,458	—	—	—
GN 704679			1,532	1,553	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
JPMMT 2006-A1 3A2			3,453	3,498	—	—	—
Pacific Life	A1/AA-	4.33%	—	—	—	(948)	57,211
BACM 2004-1 A4			1,474	1,644	—	—	—
BACM 2005-5 A2			2,014	2,248	—	—	—
CCMSC 2000-2 A2			1,754	1,958	—	—	—
CD 2007-CD4 A2B			2,459	2,744	—	—	—
CHAIT 2005-A10 A10			2,665	2,973	—	—	—
CHAIT 2007-A15 A			2,663	2,971	—	—	—
FHR 3200 AD			1,455	1,623	—	—	—
FHR 3201 WA			5,167	5,766	—	—	—
FHRR R013 AB			4,079	4,551	—	—	—
FNR 2005-118 LA			4,906	5,473	—	—	—
FNR 2005-118 PN			2,599	2,900	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
FNW 2004-W6 1A4			6,329	7,061	—	—	—
GN 700900			3,147	3,510	—	—	—
GN 704679			720	803	—	—	—
GN 707295			980	1,093	—	—	—
LBUBS 2001-WM A2			2,537	2,831	—	—	—
LBUBS 2005-C7 A2			2,426	2,707	—	—	—
MLMT 2003-KEY1 A3			2,448	2,732	—	—	—
MSDWC 2002-HQ A3			2,305	2,571	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
State Street Bank:	Aa1/AA-	4.41%	—	—	132	(1,745)	109,105
BACM 2004-1 A4			898	821	—	—	—
BACM 2005-5 A2			1,227	1,122	—	—	—
CCMSC 2000-2 A2			1,070	977	—	—	—
CD 2007-CD4 A2B			1,499	1,369	—	—	—
CHAIT 2005-A10 A10			1,624	1,484	—	—	—
CHAIT 2007-A15 A			1,623	1,483	—	—	—
CMSI 2004-6 1A1			1,291	1,179	—	—	—
CMSI 2005-1 1A1			8,771	8,015	—	—	—
FHR 3200 AD			887	810	—	—	—
FHR 3201 WA			3,149	2,878	—	—	—
FHRR R013 AB			2,486	2,271	—	—	—
FNR 2005-118 LA			2,989	2,732	—	—	—
FNR 2005-118 PN			1,584	1,447	—	—	—
FNW 2004-W6 1A4			3,858	3,524	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
GMACC 2004-C3 A4			11,900	10,874	—	—	—
GN 432079			1,025	937	—	—	—
GN 638454			375	343	—	—	—
GN 638532			608	555	—	—	—
GN 675503			1,129	1,032	—	—	—
GN 677248			1,284	1,173	—	—	—
GN 679380			138	126	—	—	—
GN 698273			2,493	2,278	—	—	—
GN 700900			1,921	1,756	—	—	—
GN 701788			2,911	2,660	—	—	—
GN 704636			4,498	4,110	—	—	—
GN 704641			2,382	2,177	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
GN 704649			1,339	1,223	—	—	—
GN 704679			438	401	—	—	—
GN 707295			597	546	—	—	—
GN 710792			421	385	—	—	—
GN 713590			177	161	—	—	—
GN 714481			1,479	1,351	—	—	—
GN 720272			2,664	2,434	—	—	—
GN 724207			2,948	2,694	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
GN 782175			1,768	1,615	—	—	—
GN 782179			14,580	13,322	—	—	—
GN 782500			4,820	4,404	—	—	—
JPMCC 2007-LDPX A2S			14,352	13,114	—	—	—
LBUBS 2001-WM A2			1,547	1,413	—	—	—
LBUBS 2005-C7 A2			1,479	1,351	—	—	—
MLMT 2003-KEY1 A3			1,492	1,364	—	—	—
MSDWC 2002-HQ A3			1,404	1,283	—	—	—
WBCMT 2007-C32 A2			6,045	5,524	—	—	—
Transamerica Life Insurance Co.:	A1/AA-	0.25%	—	—	(645)	11,289	275,464
CITI 2.125% 4/30/2012			1,012	1,037	—	—	—
CSFB 2002-CKN2 A3			15,775	16,182	—	—	—
CWHL 2005-6 1A2			7,507	7,701	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
FHLMC 4.50% 1/15/2015			5,694	5,841	—	—	—
FHLMC 5.00% 7/15/14			5,484	5,625	—	—	—
FHR 2666 BD			4,343	4,455	—	—	—
FHR 2772 DJ			6,261	6,423	—	—	—
FNMA 2.75% 2/5/14			5,107	5,239	—	—	—
FNMA 4.625% 10/15/2014			6,007	6,162	—	—	—

Wal-Mart Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), Continued (In Thousands)

January 31, 2010

EIN #71-0415188

Plan #003

	Identity of Issue and Description of Investment	Contract Issuer Moody’s / S&P Rating	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
	GE CAP 2.20% 6/8/2012			986	1,012	—	—	—
	GN 4429			14,992	15,379	—	—	—
	GN 646758			731	750	—	—	—
	GN 677248			3,973	4,076	—	—	—
	GN 687987			406	417	—	—	—
	GN 689777			139	143	—	—	—
	GN 693543			546	560	—	—	—
	GN 696553			122	125	—	—	—
	GN 699117			296	304	—	—	—
	GN 700794			2,814	2,887	—	—	—
	GN 704503			923	947	—	—	—
	GN 710792			416	427	—	—	—
	GN 717122			401	411	—	—	—
	GOLDMAN 3.25% 6/15/12			984	1,010	—	—	—
	JPMC 2.125% 6/22/12			984	1,010	—	—	—
	MORGAN STAN 1.95% 6/20/2012			1,005	1,031	—	—	—
	WFMBS 2005-AR14 A2			1,631	1,673	—	—	—
*	RETIREMENT PRESERVATION TRUST			169,613	173,993	—	—	—

	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS			614,783	605,372	72	33,579	639,023

	TRADITIONAL GUARANTEED INVESTMENT CONTRACTS	Aa3/AA-
	MetLife Insurance			12,000	15,532	—	(828)	14,704

	TOTAL STABLE VALUE FUND			1,838,098	1,769,452	72	93,979	1,863,503

	TOTAL INVESTMENTS			$9,152,110	$11,666,884	$72	$93,979	$1,863,503

*	Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Profit Sharing and 401(k) Plan

Date: July 30, 2010	By:	/s/ Stephen R. Hunter
Stephen R. Hunter
Vice-President, Benefits Planning and Design
Wal-Mart Stores, Inc.